UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Civitas Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17888H 103

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

CPPIB Crestone Peak Resources Canada Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H 103	13D	Page 1 of 13 pages

1	Names of Reporting Persons Canada Pension Plan Investment Board
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,422,919
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,422,919

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,422,919
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.4%[1]
14	Type of Reporting Person CO

1 This calculation is based on 84,456,352 shares of Common Stock (defined below) of the Issuer (defined below), outstanding as of November 1, 2021, according to information provided by the Issuer to the Reporting Persons (defined below).

CUSIP No. 17888H 103	13D	Page 2 of 13 pages

1	Names of Reporting Persons CPPIB Crestone Peak Resources Canada Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 21,398,753
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,398,753

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,398,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.3%[2]
14	Type of Reporting Person CO

2 This calculation is based on 84,456,352 shares of Common Stock (defined below) of the Issuer (defined below), outstanding as of November 1, 2021, according to information provided by the Issuer to the Reporting Persons (defined below).

CUSIP No. 17888H 103	13D	Page 3 of 13 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Civitas Resources, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 410 17th St., Denver, Colorado 80202.

Prior to the Crestone Peak Merger (as defined below), the Issuer was known as Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza Creek”).

Item 2.	Identity and Background.

The Schedule 13D is being filed jointly by Canada Pension Plan Investment Board, a Canadian Crown corporation (“CPPIB”) and CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation (“CP Canada” and, together with CPPIB, the “Reporting Persons”). CP Canada is a wholly-owned subsidiary of CPPIB.

The principal business address of each of the Reporting Persons is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada. The principal business of CPPIB is investing the Canada Pension Plan fund. The principal business of CP Canada is an investment holding company.

The directors and the executive officers of the Reporting Persons (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference. Except as otherwise set forth in Schedule I, the principal business addresses of the Related Persons set forth on Schedule I is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

During the last five years, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the shares of Common Stock reported in this Schedule 13D, which were acquired as consideration in the Crestone Peak Merger (as defined below).

Item 4.	Purpose of Transaction.

Merger Agreement

An Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 6, 2021 was entered into, by and among Bonanza Creek, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“CP America”), Crestone Peak Resources Management LP, a Delaware limited partnership (“CPR Management”), and Extraction Oil & Gas, Inc., a Delaware corporation (solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.24, Article VIII and Article X thereof).

CUSIP No. 17888H 103	13D	Page 4 of 13 pages

Pursuant to the Merger Agreement, the Issuer acquired all of the equity interests in CPR through (i) the merger of Merger Sub 1 with and into CP America (the “Merger Sub 1 Merger”), with CP America continuing its existence as the surviving corporation following the Merger Sub 1 Merger (the “Surviving Corporation”) and (ii) the subsequent merger of the Surviving Corporation with and into Merger Sub 2 (the “Merger Sub 2 Merger” and together with the Merger Sub 1 Merger, the “Crestone Peak Merger”), with Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, immediately prior to the consummation of the Crestone Peak Merger, CP America became the sole limited partner of CPR through the acquisition of limited partner interests from each of CPR Management and Broe CR Investor, LLC (“Broe CR”), in exchange for the right to receive a portion of the Common Stock issued by the Issuer as consideration for the Crestone Peak Merger under the Merger Agreement.

Immediately following the completion of the transactions contemplated by the Merger Agreement, including the transfer of the Common Stock consideration to each of CPR Management and Broe CR, 21,398,753 shares of Common Stock were issued to CP Canada, in its capacity as the sole stockholder of CP America immediately prior to the commencement of the Crestone Peak Merger, and 24,166 shares of Common Stock were issued to CPPIB MAP Cayman SPC (“MAP”) (which previously held shares of Extraction Oil & Gas, Inc.).

Pursuant to the Merger Agreement, upon the consummation of the transactions contemplated in the Merger Agreement, CP Canada was entitled to designate an individual to the Issuer’s board of directors (the “Board”), which individual shall serve as an independent director. Accordingly, the Reporting Persons may participate in and influence the affairs of the Issuer through their rights under the Merger Agreement.

Registration Rights Agreement

In connection with the Merger Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”), with CP Canada, Broe CR and other stockholders set forth therein pursuant to which the Issuer granted shelf registration rights, the right to request an aggregate of two underwritten offerings or block trades and customary piggyback registration rights to such stockholders, for the resale under the Securities Act of 1933, as amended, of the Common Stock held by them, subject to certain conditions set forth therein.

CUSIP No. 17888H 103	13D	Page 5 of 13 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

In addition, the Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of the Issuer (“Shares”) or dispose of Shares in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

CUSIP No. 17888H 103	13D	Page 6 of 13 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) See Items 7 to 11 and Item 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 21,422,919 shares of Common Stock, representing 25.4% of the outstanding shares of Common Stock. CP Canada beneficially owns 21,398,753 shares of Common Stock, representing 25.3% of the outstanding shares of Common Stock. Such percentages are calculated based on 84,456,352 shares of Common Stock outstanding following the consummation of the Crestone Peak Merger.

CP Canada directly owns 21,398,753 shares of Common Stock and CPPIB is an indirect beneficial owner of such Common Stock owned by CP Canada. CP Canada and CPPIB have shared voting power and shared dispositive power with respect to such 21,398,753 shares.

In addition, CPPIB indirectly owns 24,166 shares of Common Stock through MAP”, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. Such 24,166 shares of Common Stock were acquired on behalf of MAP as a result of investment activities in Extraction Oil & Gas, Inc. by an investment manager unaffiliated with CPPIB who has discretionary authority in respect of such investment activities. The investment activities of such unaffiliated investment manager on behalf of MAP are subject to an investment management agreement between MAP and such unaffiliated investment manager who may be deemed to have voting and investment power, and dispositive power with respect to such 24,166 shares of Common Stock. CPPIB has control over the termination of such investment management agreement and may potentially acquire control over such shares within a period of 60 days or less in connection with such termination. Accordingly, CPPIB may be deemed to beneficially own such 24,166 shares of Common Stock and have shared voting power and shared dispositive power with respect to such 24,166 shares of Common Stock.

(c)       Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons, has effected any transactions in the Common Stock.

(d)       No person (other than the Reporting Persons) is known to the Reporting Persons or, to the Reporting Persons’ knowledge, the Related Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock covered by this Schedule 13D.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 17888H 103	13D	Page 7 of 13 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated November 12, 2021, by and among Canada Pension Plan Investment Board and CPPIB Crestone Peak Resources Canada Inc.
2	Registration Rights Agreement, dated November 1, 2021, by and among Bonanza Creek Energy, Inc., CPPIB Creston Peak Resources America Inc., Broe CR Investor LLC and the other stockholders party thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on November 2, 2021).

CUSIP No. 17888H 103	13D	Page 8 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

Canada Pension Plan Investment Board

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary

CPPIB Crestone Peak Resources Canada Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CUSIP No. 17888H 103	13D	Page 9 of 13 pages

Schedule I

Directors and Officers of Canada Pension Plan Investment Board

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of Canada Pension Plan Investment Board

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

CUSIP No. 17888H 103	13D	Page 10 of 13 pages

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of Canada Pension Plan Investment Board

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

CUSIP No. 17888H 103	13D	Page 11 of 13 pages

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah K. Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Chief Sustainability Officer

Citizenship: Canada

CUSIP No. 17888H 103	13D	Page 12 of 13 pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

Directors and Officers of CPPIB Crestone Peak Resources Canada Inc.

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of CPPIB Crestone Peak Resources Canada Inc.

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

CUSIP No. 17888H 103	13D	Page 13 of 13 pages

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Finance, Canada Pension Plan Investment Board

Citizenship: Canada

Executive Officers of CPPIB Crestone Peak Resources Canada Inc.

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, Canada Pension Plan Investment Board

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Finance, Canada Pension Plan Investment Board

Citizenship: Canada

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada